5 June 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 132,000 Reed Elsevier PLC ordinary shares at a price of 1060.0113p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 83,899,285 ordinary shares in treasury, and has 1,122,452,009 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 14,200,950 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 62,000 Reed Elsevier NV ordinary shares at a price of €21.1678 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 48,887,344 ordinary shares in treasury, and has 649,234,524 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 7,588,800 shares.